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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1933

                          For the month of October 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: October 23, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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(BANCOLOMBIA LOGO)

                                                                            CIB
                                                                          LISTED
                                                                           NYSE

           APPOINTMENT OF THE VICE PRESIDENT OF INFORMATION TECHNOLOGY

MEDELLIN, COLOMBIA. OCTOBER 23, 2006.

In a meeting held today, the Board of Directors of Bancolombia S.A. accepted the resignation of Jorge Ivan Toro Villegas as Vice President of Information Technology and thanked him for his valuable work at Conavi and Bancolombia during his 32 years of service. To replace him, the Board appointed Olga Botero Pelaez, who will take office as Vice President of Information Technology once authorized by the Superintendency of Finance of Colombia. Olga Botero is an engineer and has both a bachelor degree and a masters degree in Computer Science from Iowa State University. She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel. During her 7 years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager. She has also been a professor at universities including Eafit, Universidad Javeriana and Universidad de la Sabana

CONTACTS
SERGIO RESTREPO      JAIME A. VELASQUEZ   MAURICIO BOTERO
EXECUTIVE VP         FINANCIAL VP         IR MANAGER
TEL.: (574)5108668   TEL.: (574)5108666   TEL.: (574)5108866